N E W S R E L E A S E

October 29, 2003	Trading Symbols:
News Release 03-14	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD ANNOUNCES NEW SILVER DISCOVERY IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report a new silver discovery at its wholly-owned La Pitarilla project located approximately 170 kilometers northwest of Durango, Mexico. The outcrop discovery, called Cordon Colorado, is the first of three known silver zones on the property to be tested by trenching and drilling. Cordon Colorado measures approximately 700 meters in strike length, 200 meters in width and is open along strike and at depth.

To date, the company has received assays from six (6) of 16 reverse circulation holes totalling 3,500 meters planned to test the Cordon Colorado zone. These six angle holes are spaced approximately 50 to 100 meters apart along strike, and demonstrate that the zone defined by surface trenching extends to depth. The best values encountered to date are from drill hole BP-4 which intersected 173 grams of silver per tonne over 63 meters (5.5 ounces of silver per ton over 207 feet). BP-12 intersected 134 grams of silver per tonne over 62 meters (4.3 ounces of silver per ton over 203 feet). BP-13 intersected 111 grams of silver per tonne over 90.5 meters (3.5 ounces of silver per ton over 297 feet), including 79 grams of silver per tonne over 25.5 meters (2.5 ounces of silver per ton over 84 feet) and 123 grams of silver per tonne over 65 meters (3.9 ounces of silver per ton over 213 feet). These assay intervals start at or near surface, demonstrating the potential for open pit bulk tonnage mineralization. More assay results are pending and will be reported upon receipt.

“I am excited with the initial drill results for this new discovery,” says Robert Quartermain, president. “Two years ago we decided to explore for bulk tonnage silver mineralization in Mexico, and I am pleased that our exploration staff has been able to deliver the new Pitarilla discovery. With further drilling, we will better define the value created here for our shareholders.”

The Cordon Colorado zone appears to be related to structures and breccias associated with a collapsed caldera measuring 800 meters in diameter. The two other zones, Peña Dike and Javalena Creek zones, are structurally controlled and are scheduled for trenching and drilling in the first quarter of 2004. A gold showing has also been identified on the property and requires additional work to determine its significance. Using the Pitarilla model, the company has staked three other properties with similar characteristics in Durango State and will assess these projects over the coming months.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed with over US$12 million in cash and US$6 million in marketable securities, and is actively advancing its portfolio with drill programs and new acquisitions.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SUMMARY OF PITARILLA DRILLING RESULTS
October 2003

Hole No.	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Interval (in feet)	Silver (in oz./ton)
BP-04	2	65	63	173	207	5.5
BP-05	0	96.5	96.5	49	317	1.6
BP-10	24.5	41	16.5	46	54	1.5
BP-11	19	77	58	91	190	2.9
BP-12	13	75	62	134	203	4.3
BP-13	0	90.5	90.5	111	297	3.5
incl	0	25.5	25.5	79	84	2.5
incl	25.5	90.5	65	123	213	3.9

* Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Hermosillo, Mexico (preparation) and Vancouver, BC (analysis). All samples analyzed using four acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. One in 20 samples were duplicate assayed at BSI Inspectorate in Sparks, Nevada and selected high-grade samples were analyzed a second time for accuracy.